Filed by Two Harbors Investment Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capitol Acquisition Corp.

Commission File No.: 001-33769

Two Harbors Investment Corp. Investor Presentation Capitol Acquisition Corp. June 2009

Two Harbors
Investment Corp.
Safe Harbor Statement
THIS PRESENTATION IS BEING PRESENTED BY CAPITOL ACQUISITION CORP. (“CAPITOL” OR “CLA”), PINE RIVER CAPITAL MANAGEMENT (“PINE RIVER”) AND TWO HARBORS
INVESTMENT CORP. (“TWO HARBORS”).
NEITHER CAPITOL, TWO HARBORS NOR ANY OF ITS RESPECTIVE AFFILIATES MAKES ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF
THE INFORMATION CONTAINED IN THIS PRESENTATION. THE SOLE PURPOSE OF THIS PRESENTATION IS TO ASSIST PERSONS IN DECIDING WHETHER THEY WISH TO
PROCEED WITH A FURTHER REVIEW OF THE PROPOSED TRANSACTION DISCUSSED HEREIN AND IS NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE
INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING THE PROPOSED TRANSACTION DISCUSSED HEREIN.  IT IS NOT INTENDED TO FORM THE BASIS OF ANY
INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION.
CAPITOL INTENDS TO FILE A PROXY STATEMENT AND TWO HARBORS INTENDS TO FILE A REGISTRATION STATEMENT, IN EACH CASE, THAT WILL CONTAIN A PROXY
STATEMENT/PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) IN CONNECTION WITH THE PROPOSED TRANSACTION.  AS PART OF THE
PROPOSED TRANSACTION, AN AFFILIATE OF CLA’S OFFICERS, DIRECTORS AND AFFILIATES WILL BE PROVIDING CERTAIN SERVICES TO TWO HARBORS’ MANAGER AFTER
THE TRANSACTION AND WILL RECEIVE FROM TWO HARBORS’ MANAGER A PERCENTAGE OF THE MANAGEMENT FEES TO BE PAID BY TWO HARBORS.  STOCKHOLDERS AND
WARRANT HOLDERS OF CLA ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION.  SUCH PERSONS CAN ALSO READ CLA’S FINAL PROSPECTUS, DATED NOVEMBER 8, 2007, ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2008 (THE “ANNUAL REPORT”) AND OTHER REPORTS AS FILED WITH THE SEC, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF CLA’S
OFFICERS AND DIRECTORS AND THEIR AFFILIATES AND THEIR OTHER RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE PROPOSED TRANSACTION.
THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO STOCKHOLDERS AND WARRANT HOLDERS, AS THE CASE MAY BE, AS OF A RECORD DATE TO BE
ESTABLISHED FOR VOTING ON THE PROPOSED TRANSACTION.  FREE COPIES OF THESE DOCUMENTS CAN ALSO BE OBTAINED, WHEN AVAILABLE, AT THE SEC’S INTERNET
SITE (http://www.sec.gov).
CLA, TWO HARBORS, TWO HARBORS’ EXTERNAL MANAGER AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE
SOLICITATION OF PROXIES FOR THE SPECIAL MEETINGS OF CLA’S STOCKHOLDERS AND CLA’S WARRANT HOLDERS TO APPROVE THE PROPOSED TRANSACTION.
INFORMATION ABOUT CLA’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS ANNUAL REPORT.  ADDITIONALLY, THE UNDERWRITERS IN CLA’S INITIAL PUBLIC
OFFERING MAY ASSIST CLA IN THESE EFFORTS.  THE UNDERWRITERS ARE ENTITLED TO RECEIVE DEFERRED UNDERWRITING COMPENSATION UPON COMPLETION OF THE
PROPOSED TRANSACTION.  ADDITIONAL INFORMATION REGARDING THE INTERESTS OF POTENTIAL PARTICIPANTS WILL BE INCLUDED IN THE PROXY STATEMENT AND
THE REGISTRATION STATEMENT AND OTHER MATERIALS TO BE FILED BY CLA AND TWO HARBORS WITH THE SEC.
THIS PRESENTATION SHALL NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE
PROPOSED TRANSACTION.
THIS PRESENTATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF
SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE
SECURITIES LAWS OF ANY SUCH JURISDICTION.  NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF
SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Two Harbors
Investment Corp.
Forward Looking Statements
THIS PRESENTATION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995.  FORWARD-LOOKING STATEMENTS INVOLVE NUMEROUS RISKS AND UNCERTAINTIES.  TWO HARBORS’S ACTUAL RESULTS MAY DIFFER FROM ITS
EXPECTATIONS, ESTIMATES, AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD-LOOKING STATEMENTS AS PREDICTIONS OF FUTURE
EVENTS.  FORWARD-LOOKING STATEMENTS ARE NOT HISTORICAL IN NATURE AND CAN BE IDENTIFIED BY WORDS SUCH AS “ANTICIPATE,” “ESTIMATE,” “WILL,” “SHOULD,”
“EXPECT,” “BELIEVE,” “INTEND,” “SEEK,” “PLAN,” AND SIMILAR EXPRESSIONS OR THEIR NEGATIVE FORMS, OR BY REFERENCES TO STRATEGY, PLANS, OR INTENTIONS.
STATEMENTS REGARDING THE FOLLOWING SUBJECTS, AMONG OTHERS, ARE FORWARD-LOOKING BY THEIR NATURE:  THE STATEMENTS (I) REGARDING THE PROPOSED TERMS
AND STRUCTURE OF THE PROPOSED TRANSACTION, THE TERMS OF TWO HARBORS’S SECURITIES UPON COMPLETION OF THE PROPOSED TRANSACTION AND THE PROPOSED
TERMS AND STRUCTURE OF TWO HARBORS’S MANAGEMENT AND ORGANIZATION UPON COMPLETION OF THE PROPOSED TRANSACTION; (II) REGARDING THE ESTIMATED
BOOK VALUE OF TWO HARBORS UPON CLOSING OF THE PROPOSED TRANSACTION; (III) REGARDING TWO HARBORS’S PROPOSED INVESTMENT STRATEGIES AND INVESTMENT
GOALS, TARGETED INVESTMENTS AND THE OPPORTUNITIES FOR INVESTMENT; (IV) REGARDING CERTAIN EXPECTED MARKET TRENDS, INCLUDING THE ROLE PRIVATE
CAPITAL IS EXPECTED TO PLAY IN FINANCING THE RESIDENTIAL MORTGAGE MARKET, THAT THE INCREASED SUPPORT AND INVOLVEMENT OF THE U.S. GOVERNMENT MAY
OFFER POTENTIAL FOR ATTRACTIVE NON-RECOURSE FINANCING ALTERNATIVES IMPROVING INVESTMENT RETURNS, THAT AGENCY RMBS ARE LIKELY TO REMAIN AT LOW
PRICES TO LIBOR FOR SOME TIME, AND THE PROJECTED PREPAYMENT SPEEDS OF CERTAIN ASSETS (INCLUDING THAT SOME PREPAYMENTS ARE LIKELY TO REMAIN SLOWER
THAN PROJECTIONS); (V) THAT CERTAIN NON-AGENCY RMBS ARE PRICED AT LEVELS THAT COMPENSATE FOR CREDIT RISK AND HAVE UPSIDE TO POTENTIAL GOVERNMENT
PROGRAMS PROVIDING NON-RECOURSE TERM FINANCING, AND CERTAIN AGENCY RMBS SPREADS ARE EXPECTED TO REMAIN WIDE; (VI) REGARDING TWO HARBORS’S
EXPECTATION TO GENERATE AN ATTRACTIVE ROE; (VII) REGARDING TWO HARBORS’ ABILITY TO QUICKLY DEPLOY ITS CAPITAL AND THE PRICES AT WHICH AND THE EXTENT
TO WHICH TWO HARBORS WILL INVEST ITS CAPITAL; (VIII) REGARDING TWO HARBORS’S FINANCING STRATEGY AND USE OF LEVERAGE, INCLUDING TWO HARBORS’S TARGET
LEVERAGE RATIO AND POTENTIAL USE OF GOVERNMENT PROGRAMS; (IX) REGARDING THE EXPECTED TERMS OF THE TALF PROGRAM; AND (X) RELATING TO THE WARRANTS
AS A POTENTIAL SOURCE OF CAPITAL GROWTH, INCLUDING THE BOOK VALUE OF TWO HARBORS POST WARRANT EXERCISE AND THE USE OF PROCEEDS BY TWO HARBORS
UPON EXERCISE OF THE WARRANTS.
THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES.  TWO HARBORS UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-
LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.  IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL
RESULTS INCLUDE:  UNCERTAINTIES AS TO THE TIMING OF THE PROPOSED TRANSACTION; APPROVAL OF THE PROPOSED TRANSACTION BY CAC’S STOCKHOLDERS AND
WARRANT HOLDERS; THE SATISFACTION OF CLOSING CONDITIONS TO THE PROPOSED TRANSACTION; COSTS RELATED TO THE PROPOSED TRANSACTION; CHANGES IN
ECONOMIC CONDITIONS GENERALLY, CHANGES IN TWO HARBORS’S INDUSTRY AND CHANGES IN THE COMMERCIAL FINANCE AND THE REAL ESTATE MARKETS SPECIFICALLY;
LEGISLATIVE AND REGULATORY CHANGES; AVAILABILITY OF DEBT AND EQUITY CAPITAL TO TWO HARBORS ON FAVORABLE TERMS, OR AT ALL; AVAILABILITY OF SUITABLE
INVESTMENT OPPORTUNITIES THAT SATISFY TWO HARBORS’S INVESTMENT OBJECTIVES AND STRATEGIES; EXPECTATIONS REGARDING THE TIMING OF GENERATING
REVENUES; THE DEGREE AND NATURE OF TWO HARBORS’S COMPETITION; TWO HARBORS’S DEPENDENCE ON ITS MANAGER AND INABILITY TO FIND A SUITABLE
REPLACEMENT IN A TIMELY MANNER, OR AT ALL, IF TWO HARBORS OR ITS MANAGER WERE TO TERMINATE THE MANAGEMENT AGREEMENT; CHANGES IN THE RELATIONSHIPS
AMONG, OR THE BUSINESS OR INVESTMENT OBJECTIVES AND STRATEGIES OF, AND CONFLICTS OF INTEREST AMONG, TWO HARBORS AND PINE RIVER, INCLUDING THE
MANAGER; LIMITATIONS IMPOSED ON TWO HARBORS’S BUSINESS BY ITS EXEMPTIONS UNDER THE 1940 ACT; CHANGES IN INTEREST RATES AND INTEREST RATE SPREADS; THE
PERFORMANCE, FINANCIAL CONDITION AND LIQUIDITY OF BORROWERS; INFLATION; CHANGES IN GAAP; CHANGES IN PERSONNEL AND LACK OF AVAILABILITY OF QUALIFIED
PERSONNEL; MARKET TRENDS; POLICIES AND RULES APPLICABLE TO REITS; AND OTHER FACTORS NOT PRESENTLY IDENTIFIED.

Two Harbors
Investment Corp.
Proven Manager
with Strong Track
Record
Capitol Acquisition (NYSE Amex: CLA) to merge with a subsidiary of Two
Harbors Investment Corp., a newly created mortgage REIT to capitalize on severe dislocation in residential mortgage backed securities (RMBS) market.
At current CLA price, an investor creates a share in Two Harbors at 1.00x initial Book Value vs. 1.40x trading average for non-Agency public peers.
(1)
Externally managed by PRCM Advisers, an affiliate of Pine River, a global fixed-income focused asset manager.
Since February 2008 inception, Pine River’s MBS strategy has returned
95.6% net
(2)
with no negative months.
Team and infrastructure in place to rapidly invest proceeds and manage future growth.
Attractive 1.5% management fee structure with no additional performance fees.
Opportunity
Transaction Highlights
(1)           Please see slide 24 entitled “Comparables:  Non-Agency and Agency REITS” for more information.
(2)           For more information with respect to the performance of Pine River’s MBS strategy including key assumptions used in deriving such performance, please see slide 8 entitled “Pine River’s MBS Strategy Historical Returns”.
.

Two Harbors
Investment Corp.
With no legacy assets, Two Harbors is positioned to invest 100% of
Capitol’s trust fund proceeds into RMBS with potential for attractive risk adjusted returns and Return on Equity (ROE).
Cross-product approach targeting all sub-sets of the RMBS market enables
Two Harbors to best capture inefficiencies.
Expected government financing programs such as TALF II
(1)
(if expanded to
RMBS) could increase return on equity.
Compelling
Targeted Returns
Transaction Highlights
(1) Term Asset-Backed Securities Loan Facility (TALF).
(2) As of June 9, 2009 closing price.
Capitol’s public shareholders to own 100% of Two Harbors post completion.
Expected market capitalization of $252 million based on 26.25 million common shares and current stock price of $9.61
(2)
(reduced by the
amounts converted by stockholders exercising their conversion rights and the amounts that may be used to enter into forward or other contracts to purchase shares of Capitol).
Warrants struck at $11.00 provide accretive growth capital.
Pro Forma
Ownership

Two Harbors
Investment Corp.
Experienced, Cohesive Team:
Six partners together for average of 14 years.
– Average 18 years hedge fund
experience.
54 employees, 19 investment professionals.
No senior management turnover.
Historically low attrition.
Overview of Pine River Capital Management
Founded June 2002 with offices in New York, London, Hong Kong, San Francisco and Minnesota.
Over $800 million assets under management
(1)
.
– Experienced manager of non-Agency, Agency and other mortgage related assets.
– Pine River has never suspended or withheld cash from investors.
Established Infrastructure:
Strong corporate governance.
Registrations: SEC/NFA (U.S.), FSA (U.K.),
SFC (Hong Kong), SEBI (India) and TSEC
(Taiwan).
Proprietary technology.
Global footprint.
Minnetonka, MN               • London
•
Hong Kong
•
San Francisco               •
New York
Global multi-strategy asset management firm providing comprehensive portfolio management, transparency and liquidity to institutional and high net worth investors.
(1) Estimate as of June 1, 2009.

Two Harbors
Investment Corp.
The Two Harbors Team
Board consists of seven directors, majority independent, including:
– Chairman, Brian Taylor, CEO and Founder, Pine River;
– Vice-Chairman, Mark Ein, CEO, Capitol;
– Director, Tom Siering, Partner, Pine River; and
– Four independent directors.
Tom Siering, CEO.
Jeff Stolt, CFO.
Steve Kuhn, Co-Chief Investment Officer.
Bill Roth, Co-Chief Investment Officer.
Tim O’Brien, General Counsel.
Andrew Garcia, VP Business Development.
Management Team
Board of Directors

Two Harbors
Investment Corp.
Pine River’s MBS Strategy Historical Returns
Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08
Net Monthly Return N/A 2.93% 1.26% 2.83% 4.10% 4.09% 2.49% 2.11% 9.56% 2.46% 3.26% 4.32%
Net Annual Return N/A 2.93% 4.23% 7.18% 11.57% 16.13% 19.02% 21.52% 33.15% 36.42% 40.87% 46.95%
Jan-09 Feb-09 Mar-09
Apr-09
May-09
(Estimate)
Jun-09 Jul-09 Aug-09 Sep-09 Oct-09 Nov-09 Dec-09
Net Monthly Return 8.50% 5.01% 4.48% 5.09% 6.38%
Net Annual Return 8.50% 13.94% 19.04% 25.10% 33.08%
Annualized Net Life to Date Return 3 Month Net Return
Annualized Standard Deviation 6 Month Net Return
Positive Months 12 Month Net Return
LTD Net Return
Nisswa Fixed Income Fund L.P. Estimated
May 1, 2009 Assets Under Management
95.56%
16.80%
38.82%
75.28%
65.37%
7.84%
16/16
$202.2 Million
Beginning in September 2008, the data reflects the actual performance of Nisswa Fixed Income Fund L.P.
For the period from February 2008 to August 2008, Pine River’s fixed income strategy was conducted through Nisswa Master Fund Ltd., a multi-strategy hedge fund that focuses on both investment grade and non-investment grade global convertible arbitrage, capital structure arbitrage, SPAC warrant arbitrage and fixed income arbitrage.  The performance data included above for this period reflects the performance of this strategy as a component of Nisswa Master Fund Ltd.  The performance information relating to this strategy is derived from the strategy attribution contained in the monthly investor reports of Nisswa Master Fund Ltd. which separately reported on the results of this strategy, except that the performance information shown above reflects the payment of full incentive fees to the manager, even if such fees were not paid.  The strategy performance information is based on a number of important assumptions with respect to the allocation of leverage, stock loan fees and interest income and expenses.  For example, Pine River allocated fund leverage and expenses among Nisswa Master Fund Ltd.’s various strategies based on margin requirements across the positions in each strategy.
Investors should note that the investment strategy of each of Nisswa Fixed Income Fund L.P. and the fixed income strategy component of Nisswa Master Fund Ltd. is different from the investment strategy that Two Harbors intends to employ in several important respects.  Nisswa Fixed Income Fund L.P. (and before September 2008 the fixed income strategy component of Nisswa Master Fund Ltd.) traded actively in fixed-rate, adjustable and interest only securities, Collateralized Mortgage Obligations, trades in mortgage backed securities to be delivered by a U.S. government-sponsored mortgage entity at a future date, and equity investments in REITs, and actively hedged its trading positions.  However, Two Harbors initially expects to invest predominately in Agency and non-Agency RMBS with a buy-and-
hold emphasis.  In addition, whereas Nisswa Master Fund Ltd. and Nisswa Fixed Income Fund L.P. charge a 1.5% management fee as well as a 20% incentive fee, Two Harbors will only pay a 1.5%
management fee.  Two Harbors investment strategy may differ from that of Nisswa Fixed Income Fund L.P. additionally, in that it intends to use greater leverage with regard to its investments in Agency securities.  Accordingly investors should not assume that they will experience returns, if any, comparable to those experienced by investors in Nisswa Fixed Income Fund L.P. or the fixed income strategy component of the Nisswa Master Fund Ltd.
Past performance is not indicative of future results.  Return on capital is calculated based on average monthly capital, not beginning of month capital. Assumes a 1.5% management fee and 20% incentive fee.

Two Harbors
Investment Corp.
Two Harbors Investment Approach
Holistic approach across non-Agency and Agency RMBS.
Continuous top-down market assessment to identify most
attractive segments.
Detailed analyses to find the most mispriced securities.
Find and invest in smaller opportunities often ignored by larger funds.
Strong focus on risk management to preserve value and maximize returns.

Two Harbors
Investment Corp.
Market Opportunity
Traditional providers of capital have left the market.
– Fannie Mae & Freddie Mac, historically the overseers of relative value and effectively the world’s two largest mortgage “hedge funds”, cannot participate in the current price discrepancies.
– The capital bases of traditional market participants such as proprietary trading desks and hedge funds have been reduced.
Continued forced selling by remaining participants has led to significant price declines.
Two Harbors will be positioned to capitalize upon severe dislocations in the $11.0 trillion
U.S. mortgage market. (1)
(1) FBR Miller.

Two Harbors
Investment Corp.
0%
1%
2%
3%
4%
5%
6%
7%
Jan-04 Oct-04 Jul-05 Apr-06 Jan-07 Oct-07 Jul-08 Apr-09
FN30CC 1moLIB
Agency securities are trading at wide spreads to
LIBOR and are likely to remain wide for some
time.
Source: UBS Mortgage Strategy.
Non-Agency securities are trading at low
prices.
Significant opportunities in both non-Agency and Agency securities.
Source: Amherst Securities.
Note: All prices are indicative month-end levels for 2006 / 2007 vintages.
Historical Pricing on Senior Non-Agency Securities Agency Spreads
FN 30-yr Current Coupon vs. LIBOR
30
40
50
60
70
80
90
100
Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09
Prime - 30 Year Fixed Alt - A - 30 Year Fixed
Option Arm Super Senior
Market Opportunity

Two Harbors
Investment Corp.
(1) Actual results will be impacted by the risks inherent in any mortgage backed securities portfolio, including by the matters discussed in the Proxy Statement/Prospectus under "Risk Factors."  Investors are urged to read this document in its entirety when available, including the section under "Risk Factors.” Assumes no shareholder conversions.
(2) Haircut is defined as the percent of market value one must pledge as collateral to finance a security.
(3) The following assumptions were used for each security type: Agency Hybrids: 15 Constant Prepayment Rate (CPR); Non-Agency Super Senior: 1 CPR, 30 Constant Default Rate (CDR), 70 Loss Severity; Non-Agency
Mezzanine: 4 CPR, 15 CDR, 70 Loss Severity; MBS Derivatives: 25 CPR.
(4) Assumes 9x borrowings.
(5) Assumes LIBOR is flat to current level.
Hypothetical Portfolio
Hypothetical Portfolio
(1)
% of Equity Finance Interest Interest Return on
Security Type Low Mid High Equity Haircut Assets Yield Rate Income Expense Equity
Agency hybrids 15% 20% 25% $50.2 10% $502.1 4% 1.0% $20.1 ($4.5) 31.0%
Non-Agency super senior 35% 45% 55% 113.0 100% 113.0 16% – 18.1 – 16.0%
Non-Agency mezzanine 10% 20% 30% 50.2 100% 50.2 30% – 15.1 – 30.0%
MBS derivatives 5% 15% 25% 37.7 100% 37.7 40% – 15.1 – 40.0%
100% $251.1 $703.0 $68.3 ($4.5) 25.4%
Estimated shareholder equity: $251.1
Total leverage: 1.8x
(4)
(3)
(5)
($ in millions)
(2)
In the discussions leading up to the execution of the merger agreement, Two Harbors presented the following hypothetical portfolio information to the Board of Directors of Capitol for its consideration and review.  Such hypothetical portfolio information does not represent any actual assets held or borrowings made by Two Harbors.  Instead, the presentation illustrates the types and performance characteristics of a portfolio of assets that Two Harbors believes should be available for purchase in the market and illustrates the costs of borrowings that Two Harbors believes should be available upon completion of the merger.  There can be no assurance that a portfolio of the type presented will be available for purchase upon consummation of the merger at the prices assumed.
In addition, the returns from the portfolio are based on a number of assumptions detailed below.  Actual results will vary from the amounts shown in the presentation below.

Two Harbors
Investment Corp.
Non-Agency Discount Example
Super Senior Bond backed by Option Arm
Collateral (CWALT 2006-OA17 2A1).
–
First 27.8% of loss is absorbed by
junior bonds.
–
Receives protection from the Senior
Support and Subordinate bonds
from credit losses.
–
Pays a coupon of COFI (2) + 150bps,
where most Option Arms pay 1mo
Libor + a smaller margin.
SUPER
SENIOR BONDS
27.8%-100%
Illustrative non-Agency Security Investment
SUPPORT
BONDS
Voluntary CPR (1) of 1, which implies only
1% of the people in the trust (annually)
will be able to refinance.
A constant default rate of 35, which means
35% of the trust per year will be defaulted.
Loss severity of 70%, which assumes all
loan liquidated out of the trust will trade
for 30 cents on the dollar.
Purchase price: $34.00.
Yield: 18.5 percent.
Security Assumptions
Risk / Reward Profile of this Bond
(1) Constant prepayment rate.
(2) Other assumptions: 1% voluntary CPR, 30 CDR, Cost of Funds Index (“COFI”) flat at 1.38%.
Dollar Price 50% 55% 60% 65% 70% 75%
$34 44.0% 37.0% 31.0% 25.0% 18.0% 12.0%
Yields at Various Loss Severity Assumptions
(2)
Implied liquidation % of the entire pool: over 95 percent.
Implied total % loss on the collateral: 66.7 percent.
This bond does not represent an actual asset held by Two Harbors.  Instead, the presentation illustrates the analysis PRCM Advisors expects to perform in analyzing potential bonds for purchase by Two Harbors.  There can be no assurance that an asset of the type presented will be available for purchase upon consummation of the merger at the assumed price, or at all.

Two Harbors
Investment Corp.
The TALF Program – Potential Catalyst
Currently available for select Asset Backed and Commercial Mortgage Backed securities.
Treasury has proposed expansion to include “certain non-Agency residential mortgage backed securities”.
(1)
Key loan aspects expected to include:
– Non-recourse financing;
– Possible terms of up to 5-years
(2)
;
– Haircuts and spreads based on average life and type of asset; and
– Reduced spreads on loans benefiting from government guarantees.
Non-recourse term financing, such as that contemplated by TALF II, could have an impact on expected Return on Equity.
(1) The timing of the expansion of the TALF to Non-Agency RMBS and the terms of such expansion have not yet been published by the U.S. Treasury.  There can be no assurance that TALF will be so expanded or if so expanded that TALF will offer financing terms that will be attractive to Two Harbors.
(2) If TALF were expanded to RMBS, this assumes the term would follow the TALF expansion to CMBS.

CPR
-200
-175
-150
-125
-100
-75
-50
-25
0
25
50
75
100
125
150
175
200
225
250

CPR
-200
-175
-150
-125
-100
-75
-50
-25
0
25
50
75
100
125
150
175
200
225
250

CAPITOL ACQUISITION

Two Harbors
Investment Corp.
0
10
20
30
40
50
60
70
Incentive to Prepay in bps (May 2009)
LLB Generic
0
10
20
30
40
50
60
70
Incentive to Prepay in bps
2003 2009 May
Source: Merrill Lynch Fixed Income Strategy and J.P. Morgan Securities Inc.
Capacity constraints of mortgage originators.
Significant declines in homeowners equity reduces
borrower’s ability to access funding.
Low Loan Balance (LLB) – Fixed costs reduce
borrower’s incentive; busy brokers avoid low-fee
business.
Fixed costs represent higher barriers to smaller
borrowers.
Prepayment speeds remain slower than 2003
despite government intervention.
Some prepayments likely to remain slower than
projections.
Prepayment Cycle Creates Pricing Opportunities
Fannie 30-yr. Prepayment Curves Fannie 30-yr Prepayment Curves by Loan Attributes

Two Harbors
Investment Corp.
Agency Inverse IO Example
Agency Inverse IO bonds are an inherently levered way to take advantage of slow prepayment speeds on specific types of collateral pools, such as LLBs.
5 CPR 15 CPR 25 CPR 35 CPR 45 CPR 53 CPR
Price  10-03 61.0% 53.0% 45.0% 31.0% 14.0% (1.0%)
Yields at Various Prepayment Speeds
Agency Inverse IO Bond Example
Loan Size Data (as of April 2009)
Average Original
Original Current Minimum Maximum
$68,300 $64,900 $21,000 $85,000
1 month
May-09
18.6
Apr-09
14.4
Mar-09
18.4
Feb-09
13.2
Jan-09
8.1
Dec-08
5.6
Nov-08 9.3
Oct-08
8.1
Sep-08
7.2
Aug-08
8.4
Jul-08
13.9
Jun-08
16.5
Constant Prepayment
Rates (CPRs)
This bond does not represent an actual asset held by Two Harbors.  Instead, the presentation illustrates the analysis PRCM Advisors expects to perform in analyzing potential bonds for purchase by Two Harbors.  There can be no assurance that an asset of the type presented will be available for purchase upon consummation of the merger at the assumed price, or at all.

Two Harbors
Investment Corp.
Supported by 35 operational and administrative
professionals, including:
– 11 member accounting team;
– 3 member legal team;
– 7 member operations and settlement team; and
– 6 member software development team.
Pine River Offers Extensive MBS Expertise
Two Harbors’ Co-Chief Investment Officers
Steve Kuhn – Partner and Head of Fixed Income Trading.
– Goldman Sachs Portfolio Manager from 2002 to 2007.
– 16 years investing in and trading mortgage backed securities and other fixed income securities for firms including Goldman Sachs Asset Management, Citadel and Cargill.
Bill Roth – Portfolio Manager (beginning June 16, 2009).
– Citi and Salomon Brothers 1981 – 2009; Managing Director since 1997.
– Managing Director in the bank’s proprietary trading group managing MBS and ABS portfolios.
Pine River’s Mortgage Backed strategy has returned 95.6% net of fees since inception,
February 2008. (1)
Jiayi Chen – Trader.
– Formerly Goldman Sachs Asset
Management, risk management.
Brendan McAllister – Trader.
– Formerly UBS Securities, member of top
mortgage sales team.
Diana Denhardt – Repo Funding Analyst.
– 20 years financing experience at EBF &
Associates and Cargill.
(1) For more information with respect to the performance of Pine River’s MBS strategy including key assumptions used in deriving such performance, please see slide 8 entitled “Pine River’s MBS Strategy Historical Returns”.

Two Harbors
Investment Corp.
Two Harbors Investment Team Goals
Create highest return on equity in the mortgage REIT sector.
Capture significant capital appreciation resulting from government policies, including if TALF is expanded to cover RMBS.
Maintain investment flexibility across entire RMBS sector to best take advantage of opportunities as the mortgage market evolves.

Two Harbors
Investment Corp.
Opportunity for Investors
$2.6 Cash and Cash Equivalents
$9.56 Initial Book Value Per Share
(2)
Valuation Summary
($ in millions, except per share amounts)
June/July 2009
$251.1 Initial Book Value
1.00x
Assumed Price/Initial Book Value
$10.6
Less: Estimated Transaction & Other Expenses
Note: Balance sheet as of March 31, 2009, balances and estimates subject to change.
(1) As of June 9, 2009.
(2) Assumes 100% of sponsors’ promote shares retired and existing 33.2 million warrants amended to an out-of-the-money strike price of $11.00.
26.25 Fully Diluted Shares (treasury method)
$252.3
Fully Diluted Equity Value
$259.1 Add: Cash Held in Trust
$9.61 Assumed Price Per Share
(1)
Capitol’s common stockholders expected to create Two Harbors at or near Book Value.
Estimated Value at Closing

Two Harbors
Investment Corp.
124%
109%
156%
100%
50.0%
70.0%
90.0%
110.0%
130.0%
150.0%
170.0%
Agency REIT
Mean
Chimera
Investment
Corp
Redwood
Trust
Two
Harbors
Non-Agency REIT's Non-Agency REIT Mean
Non-Agency
Mean: 140%
1.0x
6.6x
7.0x
0.7x
–
1.0x
2.0x
3.0x
4.0x
5.0x
6.0x
7.0x
8.0x
Agency REIT
Mean
Chimera
Investment
Corp
Redwood
Trust
Two
Harbors
Non-Agency REIT's Non-Agency REIT Mean
Non-Agency
Mean: 3.6x
3.0x
2.9x
Efficient structure creates Two Harbors at a lower Price to Book Value, using less leverage than other publicly traded residential mortgage REITs.
Target Leverage Price to Book Value
Opportunity for Investors
Note: Agency REIT Mean comprised of American Capital Agency, Annaly Mortgage, Anworth Mortgage, Capstead Mortgage, Hatteras Financial and MFA Mortgage.
Non-Agency REIT Mean comprised of Chimera Investment Corp. and Redwood Trust.  Prices as of June 9, 2009.
(1) Target Leverage defined here as Total Liabilities divided by Total Equity.
(2) Current leverage of 0.7x pro forma for recent equity offerings. Unadjusted for the equity offerings, target leverage would be 2.9x.
(3) Current leverage of 6.6x pro forma for recent equity offering. Unadjusted for the equity offering, target leverage would be 9.6x.
(2)
(2)
(3)
(3)
(1)

Two Harbors
Investment Corp.
0.5x
0.6x
0.7x
0.8x
0.9x
1.0x
1.1x
1.2x
1.3x
1.4x
1.5x
$9.50 $9.61 $9.75 $10.00 $10.50 $11.00 $11.50 $12.00 $12.50 $13.00 $13.50 $14.00 $14.50
Common Price
Two Harbors Price to BV Non-Agency REIT Mean Price to BV
Price to Book Value
Transaction expected to create Two Harbors closer to Book Value than would be possible in a traditional IPO or through secondary market purchases.
Opportunity for Investors
Note: Assumes 100% of sponsors’ promote shares retired and existing 33.2 million warrants amended to an out-of-the-money strike price of $11.00.
Non-Agency
Mean: 1.40x

Two Harbors
Investment Corp.
Structure Creates
Attractive Return
Profile
Severe dislocation has led to capital outflows and potential investment opportunities throughout the sector.
Government programs to inject liquidity into market provides additional upside.
Deep, broad experience and disciplined investment approach.
Generated 95.6% (1) return and no negative return months since
Steve Kuhn launched Pine River’s MBS strategy in February 2008.
CLA’s public stockholders expected to create Two Harbors at
1.00x initial Book Value vs. 1.40x average for non-Agency public peers (2) .
High targeted return on equity with moderate leverage.
Market
Opportunity
Investment Team
Investment Summary
Building Next
Great Mortgage
REIT
Highly experienced team of mortgage specialists brought
together to create next great mortgage REIT franchise.
(1) For more information with respect to the performance of Pine River’s MBS strategy including key assumptions used in deriving such performance, please see slide 8 entitled “Pine River’s MBS Strategy Historical Returns”.
(2) Please see slide 24 entitled “Comparables: Non-Agency and Agency REITS” for more information.

Two Harbors Investment Corp. Appendix

Two Harbors
Investment Corp.
Comparables: Non-Agency and Agency REITs
($ in millions, except per share data)
Price Market Price / Div. Yield: Debt / % Expense
Company Ticker 6/9/2009 Cap 2009E EPS 2010E EPS Book Most Recent Equity Agency Ratio
Non-Agency REITs
Chimera Investment Corp. CIM $3.51 $2,353 8.6x 6.8x 1.24x 9.1% 0.7x 39% 3.4%
Redwood Trust RWT 15.00 1,162 30.6 8.3 1.56 6.7 6.6 0 8.3
Mean 19.6x 7.5x 1.40x 7.9% 3.6x 20% 5.9%
Agency REITs
Annaly Mortgage NLY $14.79 $8,051 6.4x 6.4x 1.01x 13.5% 6.4x 1.5%
MFA Mortgage MFA 6.61 1,472 6.5 6.1 1.08 13.3 6.2 1.6
Hatteras Financial HTS 25.83 935 5.7 5.6 1.16 16.3 7.1 1.5
Capstead Mortgage CMO 12.68 805 5.3 5.6 1.23 17.7 8.4 1.8
Anworth Mortgage ANH 6.84 695 5.7 6.1 1.03 17.5 6.7 2.2
American Capital Agency AGNC 20.36 305 5.4 5.9 1.06 16.7 7.3 3.3
Mean 5.8x 5.9x 1.09x 15.8% 7.0x 2.0%
Overall Mean 12.7x 6.7x 1.25x 11.9% 5.3x 3.9%
(5)
(6)
(1)
(2) (3) (4)
(1)
Source: SNL Financial, FactSet and company filings.
Note:  REIT Means calculated using the average of the non-Agency peer group mean and the Agency peer group mean.  Prices as of June 9, 2009.
(1) Based on IBES consensus estimates, where available.
(2) Most recent announced quarterly dividend annualized, divided by current share price.
(3) Debt / Equity Leverage defined here as Total Liabilities divided by Total Equity.
(4) Expense ratio is all non-interest expense less non-recurring expenses and any provisions for loan losses divided by end of period total equity for the most recent quarter.
(5) Pro forma for recent equity offerings.
(6) Pro forma for recent equity offering.

Two Harbors
Investment Corp.
1.26x
1.00x
0.02x
(0.14x)
(0.13x)
(0.01x)
0.9x
1.0x
1.1x
1.2x
1.3x
1.4x
1.5x
Initial Adjust warrants Retire sponsor shares Adjust deferred IPO fees Transaction expenses Final
We de-SPAC the SPAC
By re-striking warrants at $11.00, retiring the sponsor shares, and restructuring the deferred fees, we de-SPAC the SPAC.
Non-Agency
Mean: 1.40x
(1) As of June 9, 2009 closing price.
(1) Current CLA Share Price    Multiple of Book Value

Two Harbors
Investment Corp.
Restructured Warrants Source of Growth Capital
Consent requires majority of warrant
holders.
Any cash warrant exercises will be at a
premium to the initial liquidation value.
Proceeds expected to be redeployed in
accretive investments.
Note: Assumes re-strike of 33.249 million warrants at $11.00 and exercise of all warrants for cash.  However, 7,000,000 warrants each relating to one share of stock of Two Harbors, which will be held by CLA’s sponsors following the consummation of the merger, are
exercisable on a cashless basis. If these warrants are exercised, the
Book Value per Share would be less than $10.37 due to dilution and the greater the price of Two Harbors’ stock price at the time of exercise of these warrants, the greater the dilutive impact.
Warrant Exercise
($ in millions, except per share data)
Warrant strike price to be amended to $11.00.
Pre Post
Book Value
$251.1 $616.8
Basic Shares Outstanding (mm) 26.25 59.50
Book Value per Share
$9.56 $10.37
% Increase
8.4%

Two Harbors
Investment Corp.
Capitol Shareholder Options
Holders of record of CLA stock have the option of receiving a share of Two Harbors or a pro rata distribution of the cash held in CLA’s trust (currently $9.87).
Capitol Acquisition
Shareholder
The acquisition is
approved
If unable to complete a
transaction by 11/8/2009,
shareholder receives pro rata
share of cash-in-trust
(currently $9.87).
The acquisition is
rejected and CLA
liquidates in 11/09
Shareholder receives pro rata
share of cash-in-trust
(currently $9.87).
CLA shareholder
votes “no”
Shareholder holds share of
Two Harbors.
CLA shareholder
votes “yes”

Two Harbors
Investment Corp.
Experienced Team
to Pine River’s inception, Brian was with EBF & Associates from 1988 to 2002; he was named head of the convertible arbitrage group in 1994 and
Partner in 1997. His responsibilities included portfolio management, marketing, product development, and trading information systems development.
He holds a B.S. from Millikin University in Decatur, Illinois and an M.B.A. from the University of Chicago and passed the Illinois CPA exam.
and CEO of Venturehouse Group, LLC, a technology holding company that creates, invests in and builds technology, communications and related business services companies.  Notable portfolio companies include Matrics Technologies, sold to Symbol Technologies in 2004; Cibernet Corporation, sold to MACH S.a.r.l in 2007; and an early investment in XM Satellite Radio.  He is also the President of Leland Investments, a private investment firm.
Mark is also Co-Chairman and majority owner of Kastle Systems, a leading provider of building and office security systems. Mark is also the Founder and
Owner of the Washington Kastles, the World Team Tennis franchise in Washington, D.C. From 1992 to 1999, Mark was a Principal with The Carlyle
Group. Prior to Carlyle, Mark worked at Brentwood Associates and Goldman, Sachs (in the commercial MBS group). Mark holds a B.S. from the
University of Pennsylvania’s Wharton School of Finance and an M.B.A. from the Harvard Business School.
Associates in Minnetonka, MN from 1999 until 2006.  He was the portfolio manager for Merced Partners, LP and Tamarack International Limited during that period.  Tom was named a partner of EBF in 1997. He supervised a staff of thirteen people located both in Minnesota and London. This staff was comprised of traders, analysts and support personnel.  Tom joined EBF in 1989 as a Trader. Prior to his employment at EBF, from 1987 to 1989, Tom held various trading positions in the Financial Markets Department at Cargill, Inc. From 1981 until 1987 Tom was employed in the Domestic Soybean
Processing Division at Cargill in both trading and managerial roles. Tom holds a B.B.A. from the University of Iowa with a major in Finance.
based in New York and Beijing from 2002 to 2007, where he was part of a team that managed approximately $40 billion in mortgage backed securities.
From 1999 to 2002, Steve was a Japanese convertible bond trader at Citadel Investment Group in Chicago. Prior to that, he was head of mortgage backed securities trading at Cargill. He has 16 years mortgage-related trading experience. Steve holds a B.A. in Economics with Honors from Harvard.
asset-backed securities. Prior to joining Pine River in 2009, Bill was Managing Director at Citigroup and its predecessor firm, Salomon Brothers Inc.
From 2004 to 2009, Bill managed a proprietary trading book at Citigroup with particular focus on mortgage and asset-backed securities. From 1994 to
2004, Bill was part of the Salomon/Citi New York Mortgage Sales Department. From 1981 to 1994, Bill was based in Chicago and managed the Chicago
Financial Institutions Sales Group for Salomon. He was awarded the Masters in Business Administration with a concentration in Finance from the
University of Chicago Graduate School of Business. Bill holds a B.S. in Finance and Economics from Miami University.
Brian Taylor, Chairman. Brian Taylor founded Pine River in 2002 and is responsible for management of the business and oversight of the funds. Prior
Mark D. Ein, Vice-Chairman. Mark Ein has served as CEO of Capitol Acquisition Corp. since its inception in November 2007. Mark is the Founder
Thomas Siering, Chief Executive & Director. Prior to joining Pine River in 2006, Tom was head of the Value Investment Group at EBF &
Steve Kuhn, Co-Chief Investment Officer. Prior to joining Pine River in 2008, Steve was a Vice President and Portfolio Manager at Goldman Sachs
Bill Roth, Co-Chief Investment Officer. Bill has 28 years of experience in the Fixed Income Markets, with specific expertise in mortgage-backed and

Two Harbors
Investment Corp.
Experienced Team
Jeff Stolt, Chief Financial Officer. Prior to co-founding Pine River in 2002, Jeff was the Controller at EBF & Associates from 1997 to 2002. In this role, Jeff oversaw the preparation of all fund accounting statements, managed the offshore administrator relationship, managed the audit process and was responsible for tax planning and reporting. Jeff began employment with EBF in 1989. Prior to that, Jeff was an accountant in Cargill, Inc.’s Financial
Markets Department from 1986 until 1989. Jeff holds a B.S. in Accounting and Finance from the Minnesota State University.
Tim O’Brien, General Counsel. Prior to joining Pine River in 2007, Tim previously served as Vice President and General Counsel of NRG Energy,
Inc. from 2004 until 2006. He served as Deputy General Counsel of NRG Energy from 2000 to 2004 and Assistant General Counsel from 1996 to 2000.
Prior to joining NRG, Tim was an associate at Sheppard, Mullin, Richter & Hampton in Los Angeles and San Diego, California. He holds a B.A. in
History from Princeton University and a Juris Doctor degree from the University of Minnesota Law School. Tim attended an eight-week Advanced
Management Program at Harvard Business School in the spring of 2007.
Andrew Garcia, VP Business Development. Prior to joining in 2008, Andrew was the Event Driven and Business Combination Companies (SPAC)
specialist in the Capital Markets division at Maxim Group in New York. Before joining Maxim Group, he was the head trader at Laterman & Company.
From 2001 to 2005, he covered institutional event-driven and risk arbitrage investors as a sales trader, equity sales person, and middle markets sales person at Cathay Financial, Oppenheimer & Co., and CIBC Oppenheimer Corp. Andrew holds a B.A. from Kenyon College.

Two Harbors
Investment Corp.
Contact Details
Mark Ein
Chairman and CEO
Capitol Acquisition Corp.
202 654 7001
mark@capitolacquisition.com
For further information, please contact:
Andrew Garcia
VP of Business Development
Two Harbors Investment Corp.
612 238 3307
andrew.garcia@twoharborsinvestment.com